EXHIBIT 12.3

PACCAR and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO SEC REPORTING REQUIREMENTS

(Millions of Dollars)

	Six Months Ended June 30	
	2004	**2003**
FIXED CHARGES		
Interest expense - PACCAR and Subsidiaries (1)	**$ 63.3**	$ 72.0
Portion of rentals deemed interest	**6.4**	6.4
TOTAL FIXED CHARGES	**$ 69.7**	$ 78.4
EARNINGS		
Income before taxes - PACCAR and Subsidiaries (2)	**$ 641.2**	$ 363.4
Fixed charges	**69.7**	78.4
EARNINGS AS DEFINED	**$ 710.9**	$ 441.8
RATIO OF EARNINGS TO FIXED CHARGES	**10.20 x**	5.64 x

(1) Exclusive of interest, if any, paid to PACCAR.

(2) Includes before-tax earnings of wholly-owned subsidiaries.